SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM N-8F

APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	[ ]	Merger

	[ ]	Liquidation

	[X]	Abandonment of Registration

	[ ]	Election of status as a Business Development Company

2.	Name of fund: Special Value Expansion Fund, LLC (the "Fund")

3.	Securities and Exchange Commission File No.: 811-21629

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	[ ]	Initial Application	[X]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

2951 28th Street, Suite 1000
Santa Monica, California 90405

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Richard T. Prins, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-2790

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Tennenbaum Capital Partners, LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1094

8.	Classification of fund (check only one):

	[X]	Management company;

	[ ]	Unit investment trust; or

	[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	[ ]	Open-end	[X]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Tennenbaum Capital Partners, LLC (the "Adviser")
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1094

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Not applicable.

13.	If the fund is a unit investment trust ("UIT") provide: Not applicable.

	(a)	Depositor's name(s) and address(es):

	(b)	Trustee's name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	[ ]	Yes	[X]	No

If Yes, for each UIT state:

Name(s):

File No.:

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place: December 31, 2013

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[X]	Yes	[ ]	No

                       If Yes, state the date on which the shareholder vote took place:  Required approvals received on or about December 31, 2013.  The Fund has fewer than 100 holders of its securities and has never made and does not intend to make a public offering of its securities.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation? Not Applicable as this is solely an Abandonment of Registration.

	[ ]	Yes	[ ]	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

(b)	Were the distributions made on the basis of net assets?

	[ ]	Yes	[ ]	No

(c)	Were the distributions made pro rata based on share ownership?

	[ ]	Yes	[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

		[ ]	Yes	[ ]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

		[ ]	Yes	[ ]	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

		[ ]	Yes	[ ]	No

If No,

	(a)	How many shareholders does the fund have as of the date this form is filed?

	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

		[ ]	Yes	[ ]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

		[ ]	Yes	[ ]	No

If Yes,

	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

		[ ]	Yes	[ ]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities? Not Applicable.

		[ ]	Yes	[ ]	No

If Yes,

	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation: Not Applicable.

		(i)	Legal expenses: approximately $

		(ii)	Accounting expenses: approximately $

		(iii)	Other expenses (list and identify separately):

		(iv)	Total expenses (sum of lines (i)-(iii) above): approximately $

	(b)	How were those expenses allocated? Not Applicable.

	(c)	Who paid those expenses? Not Applicable.

	(d)	How did the fund pay for unamortized expenses (if any)? Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation? Not Applicable.

	[ ]	Yes	[ ]	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	[X]	Yes	[ ]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:  In December 2012, Michael Kennedy (the “Plaintiff”) brought an adversary proceeding styled Kennedy, et al. v. Skadden Arps Meager & Flom LLP (“Skadden”), et al., Adv. No. 12-51308-PJW (the “Current Action”) in the bankruptcy In re: Radnor Holdings Corporation (“Radnor”), et al., Case No. 06-10894 (PJW) (the “Bankruptcy Proceeding”), in the United States Bankruptcy Court for the District of Delaware (the “Court”).  The Fund and certain of its affiliates, including the Adviser, were named along with a number of other defendants. None of the Fund’s directors were named.  Radnor was a portfolio company of the Fund. The Plaintiff was the CEO and majority shareholder of Radnor.  In the Current Action, the Plaintiff alleges numerous causes of action.  However, the claims in the Current Action substantially overlap with similar claims that were previously litigated and dismissed in the Bankruptcy Proceeding in 2006. The Current Action poses no issues for the Fund under the Investment Company Act of 1940 (the "1940 Act") and provides no basis for the Fund to be required to maintain its registration under the 1940 Act. Although the Fund cannot predict the outcome of the Current Action, the Fund believes the Current Action has no merit and will not have a material adverse impact on the Fund or any of its affiliates. In August 2013, the Fund and its affiliates filed a motion for sanctions against the Plaintiff, which is pending as of the date of this filing.  Because the Fund will maintain its current portfolio and plans to continue operations, the Fund will bear its allocable share of any expenses related to the Current Action in the ordinary course of business.

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	[X]	Yes	[ ]	No

If Yes, describe the nature and extent of those activities:  The Fund is abandoning its registration under the 1940 Act but maintains its current portfolio and plans to continue operations in the ordinary course of business.  The Fund relies on Section 3(c)(1) of the 1940 Act because the Fund has fewer than 100 holders of its securities and is not making, has never made and does not intend to make a public offering of its securities. The Fund represents that it has notified its beneficial owners that promptly after receiving the deregistration order certain legal protections afforded to shareholders of an investment company registered under the 1940 Act will no longer apply.

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Not Applicable.

	(b)	State the Investment Company Act file number of the fund surviving the merger:

Not Applicable.

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Not Applicable.

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. Not Applicable.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Special Value Expansion Fund, LLC, (ii) he is the President of Special Value Expansion Fund, LLC, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Special Value Expansion Fund, LLC

By:	/s/ Howard M. Levkowitz
Howard M. Levkowitz
President